

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2015

Via E-mail
Mr. Yang Chen
Chief Financial Officer
iKang Healthcare Group, Inc.
B-6F Shimao Tower
92A Jianguo Road
Chaoyang District, Beijing 100022
People's Republic of China

Re: iKang Healthcare Group, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2014
Filed July 25, 2014 and Amended July 31, 2014
File No. 1-36403

Dear Mr. Chen:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Critical Accounting Policies and Estimates
Allowance for Doubtful Accounts, page 60

1. Please tell us why you no longer disclose the detailed aging of your accounts receivables and related allowance for doubtful accounts at each balance sheet date. This information was disclosed in tables on page 92 of the fourth and final amendment to your initial public offering registration statement on Form F-1 filed on April 7, 2014.

Results of Operations, page 66

2. Please provide us proposed revised disclosure to be included in future Forms 20-F that clarifies and quantifies the impact on revenues year-over-year of new service offerings, including the impact of newly opened and newly acquired medical centers. Please see Item 303(a)(3)(iii) of Regulation S-K. Separately in your response, given that you have historically added significant numbers of medical centers each year and plan to continue this growth strategy, please tell us your consideration of disclosing "same-center" revenue growth figures to help clarify organic growth.

Consolidated Statements of Cash Flows, page F-9

3. Please tell us why classification of cash flows related to restricted cash in investing activities is more appropriate than in financing activities, considering the primary purpose of the restricted cash is to serve as collateral for borrowings. Refer to ASC 230-10-45-22.

Notes to Consolidated Financial Statements
Note 16: Common Share, page F-52

4. You disclose that Class A and Class B common shares are authorized. In a risk factor on page 33 you disclose that your common shares are divided into Class A and Class C and that Class C is entitled to 15 votes per share. Please address the following:
   - Tell us whether your second class of common stock is Class B or Class C and represent to us that you will clarify in future filings.
   - Provide us proposed revised disclosure that clarifies the different pertinent rights and privilege between your Classes A and either B or C common shares. Please see ASC 505-10-50-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant